			Ambassador Money Market Fund QUARTERLY PERFORMANCE SUMMARY
			AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIOD ENDED
	Quarter	Year to Date	One Year	Two Years	Three Years	Five Years	Ten Years	Since Inception 08/01/2000
June 30, 2011 (Current 7-Day Yield 0.02%*)
Performance	0.01%	0.02%	0.08%	0.13%	0.56%	2.17%	2.06%	2.33%
Fund Rank**	13/277	16/276	16/273	11/265	17/253	13/236	15/194	N/A
Percentile Ranking	5%	6%	6%	4%	7%	6%	8%
Annualized Expense Ratio 0.37%
March 31, 2011
Performance	0.02%	0.02%	0.09%	0.20%	0.76%	2.41%	2.16%	2.39%
Fund Rank**	10/280	10/280	17/270	9/266	17/256	12/237	17/192	N/A
Percentile Ranking	4%	4%	6%	3%	7%	5%	9%
December 31, 2010
Performance	0.02%	0.09%	0.09%	0.30%	1.06%	2.61%	2.29%	2.44%
Fund Rank**	18/290	17/281	17/281	13/276	17/266	12/247	19/201	N/A
Percentile Ranking	6%	6%	6%	5%	6%	5%	9%
September 30, 2010
Performance	0.04%	0.07%	0.12%	0.52%	1.46%	2.80%	2.44%	2.50%
Fund Rank**	12/289	14/283	13/282	21/271	17/269	9/246	19/199	N/A
Percentile Ranking	4%	5%	5%	8%	6%	4%	10%

An investment in the Ambassador Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

*The yield quotation more closely reflects the current earnings of the money market fund than the total return calculation.

**Fund ranking in the Money Market Funds category as reported by Lipper.  (07/12/2011)

Fund Rating

Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), has assigned a Principal Stability Fund Rating of "AAAm" to the Ambassador Money Market Fund.  A fund rated AAAm has extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market and/or liquidity risks. AAAm is the highest principal stability fund rating assigned by S&P.  There is no assurance that such rating will continue for any given period of time or that it will not be revised or withdrawn entirely, if in the sole judgment of S&P, circumstances so warrant.